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ASSET ALLOCATION RIDER
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This Rider is  attached to and made a part of this  Contract as of the  Contract
Date, or if later, the date shown below. Terms not defined in this Rider have the meaning given to them in the Contract.

ASSET ALLOCATION

Prior to the Annuity Start Date, SBL offers an Automatic Exchange option, known as the Asset Allocation Option. Under this Option, SBL will Transfer Contract Value among the Accounts on a monthly, quarterly, semiannual or annual basis to maintain a set percentage in certain Accounts as instructed by the Owner or the investment adviser. The adviser is selected from time to time by an investment advisory firm owned by SBL.

To elect the Option, the Owner must submit a written request to SBL. The written request must set forth the specific Accounts, the percentage of Contract Value to be allocated to each Account, and the time period. The written request must further authorize the adviser at its discretion to change the allocation of Contract Value among Accounts.

Upon receipt of the written request, SBL will make a Transfer or, in the case of a new Contract, will allocate the first Purchase Payment, among the Accounts based upon the percentages set forth in the written request. Thereafter, SBL will Transfer Contract Value to maintain that allocation on each monthly, quarterly, semiannual or annual anniversary, as selected by the Owner, of the date of SBL's receipt of the written request in proper form (the "Option Date"). The amounts Transferred will be credited at the price of the Account as of the close of the Valuation Period during which the Option Date occurs. Amounts Transferred from time to time under this Option are not included in the 14 Transfers per Contract Year that are allowed as discussed under "Transfers of Contract Value."

From time to time, the adviser or Owner may submit a written request to change the allocation of Contract Value among the Accounts. SBL will change the allocation as requested at the close of the Valuation Period during which the request is Received by SBL. After receipt of a request to change the allocation, SBL will Transfer Contract Value on each Option Date to maintain that allocation or such other allocation as set forth in the most recent instructions from the adviser or Owner.

You may cancel this Rider at any time by written request to SBL. This Rider will stop automatically: (1) on the Annuity Start Date; or (2) upon resignation of the adviser. If one of the above events occurs, the Contract Value in the Accounts that has not been Transferred will remain in those Accounts regardless of the percentage allocation unless you instruct SBL otherwise in writing. SBL may discontinue the Option at any time in which event the rider charge shall no longer be deducted.

SBL will deduct a charge while this Rider is in effect as set forth in the Contract. SBL will not deduct the charge from Fixed Account Contract Value to the extent such charge exceeds the amount of Current Interest in excess of the Guaranteed Rate.


SECURITY BENEFIT LIFE INSURANCE COMPANY

ROGER K. VIOLA
Roger K. Viola
Secretary

Rider Start Date
(If Other Than Contract Date)

V6068 (8-00)